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09056017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-67895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waterview Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14881 Quorum Drive, Suite 430
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry S. Starks 469-916-3937
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway, Suite 400	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
MAR 03 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP
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OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waterview Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-NONE-

[signature]
Signature

President
Title

Mary Lynn Hunzelman
Notary Public

MARY LYNN HUNZELMAN
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-05-2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WATERVIEW SECURITIES, INC.

Financial Statements
with
Independent Auditors' Report
and
Supplemental Information

Year Ended December 31, 2008

WATERVIEW SECURITIES, INC.

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

Waterview Securities, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Waterview Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis, Wolff & Company, L.L.P.

January 26, 2009

WATERVIEW SECURITIES, INC.

Statement of Financial Condition
December 31, 2008

ASSETS		
Current assets:		
Cash and cash equivalents	$	65,593
Prepaid expenses		1,110
FINRA deposit		690
Total current assets	$	67,393
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenue	$	35,000
Commitments and contingencies (Notes 3 and 7)		
Stockholders' equity		
Common stock - $0.01 par value, 100,000 shares authorized; 50,001 shares issued and outstanding		500
Additional paid-in capital		49,500
Accumulated deficit		(17,607)
Total stockholders' equity		32,393
	$	67,393

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2008

Expenses:		
Dues and subscriptions	$	1,184
Regulatory		4,796
Professional		10,007
Insurance		216
Other		375
Management fees		1,200
Total expenses		17,778
Interest income		153
Net loss	$	(17,625)

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-in Capital	Earnings	Total
Balance, January 1, 2008	10,000	$ 100	$ 9,900	$ 18	$ 10,018
Issuance of common stock	40,001	400	39,600	-	40,000
Net loss				(17,625)	(17,625)
Balance, December 31, 2008	50,001	$ 500	$ 49,500	$ (17,607)	$ 32,393

See accompanying notes to financial statements.

WATERVIEW SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(17,625)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(1,110)
FINRA deposit		(690)
Deferred revenue		35,000
Net cash provided by operating activities		15,575
Cash flows provided by financing activities		
Issuance of common stock		40,000
Increase in cash and cash equivalents		55,575
Cash and cash equivalents, beginning of year		10,018
Cash and cash equivalents, end of year	$	65,593

See accompanying notes to financial statements.

Note 1 - Nature of Business

Waterview Securities, Inc., a Texas Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and SIPC (Securities Investor Protection Corporation). Substantially all of the Company's business is conducted with customers located in the state of Texas.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Cash equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly-liquid investments with maturities of less than ninety days when purchased.

Fee and service revenue
Fee and service revenue result primarily from raising capital and financial advisory services surrounding merger and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned. Deferred revenue consists of customer fees collected before the earnings process on a project has been completed.

Income taxes
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Note 2 - Summary of Significant Accounting Policies - (Continued)

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements and Contingencies

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of $30,593, and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.14 to 1 at December 31, 2008. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 for a company in its first year as a registered broker/dealer, and no greater than 15 to 1 thereafter.

Note 4 - Liabilities Subordinated to Claims of General Creditors

As of December 31, 2008, there were no liabilities subordinated to claims of general creditors.

Note 5 - Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. As of December 31, 2008, there are 50,001 shares issued and outstanding.

Note 6 - Related party transactions

The Company has an expense-sharing agreement with an entity owned by the Company's stockholders. The fees paid to the related party amounted to $1,200 for the year ended December 31, 2008.

Note 7 - Commitments and Contingencies

The Company receives referrals from a third party and has an agreement with the third party to pay a referral fee based on the financial outcome of the referred project. Management did not owe the third party any referral fees at December 31, 2008.

Note 8 - Information Relating to Possession or Controls Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

SUPPLEMENTAL INFORMATION

WATERVIEW SECURITIES, INC.

Schedule I
Computations of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Year Ended December 31, 2008

Net capital		
Total stockholders' equity	$	32,393
Less nonallowable assets:		(1,800)
Net capital	$	30,593
Aggregate indebtedness		
Total liabilities	$	35,000
Computations of basic net capital requirement		
Minimum net capital required (12.50% of total aggregate indebtedness)	$	4,375
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	25,593
Excess net capital at 1000%	$	27,093
Ratio: Aggregate indebtedness to net capital		1.14

Note: The above computations do not differ materially from the computations of net capital under Rule 15c3-1 filed by the Company with the Financial Industry Regulatory Authority as of December 31, 2008.

See independent auditors' report.

WATERVIEW SECURITIES, INC.

Schedule II
Computation of Determination of Reserve
Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(i). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

REPORT ON INTERNAL CONTROL

Waterview Securities, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of Waterview Securities, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchanges Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

January 26, 2009
Dallas, Texas